UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35243

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Savings Plan for Subsidiaries of SunCoke Energy, Inc.

A.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SunCoke Energy, Inc.

1011 Warrenville Road

Suite 600

Lisle, Illinois 60532

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits and Investment Committee of

SunCoke Energy, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Savings Plan for Subsidiaries of SunCoke Energy, Inc. (the “Plan”) as of December 31, 2013 and 2012 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012 and the changes in net assets available for plan benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH
June 26, 2014

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2013 and 2012

	2013	2012
Investments, at fair value:
Mutual funds	$14,850,344	$10,282,193
Common collective trust	2,915,256	2,677,297
SunCoke Energy, Inc. common stock	49,813	54,013

Total investments	17,815,413	13,013,503
Receivables:
Notes receivable from participants	2,068,543	1,108,634
Employer contributions receivable	190,583	177,405

Total receivables	2,259,126	1,286,039

Net assets available for plan benefits at fair value	20,074,539	14,299,542
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(5,138)	(20,064)

Net assets available for plan benefits	$20,069,401	$14,279,478

The accompanying notes are an integral

part of the financial statements.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the year ended December 31, 2013

December 31, 2013
Additions:
Participant contributions	$1,680,970
Rollover contributions	66,407
Employer contributions	2,736,758
Net appreciation in fair value of investments	2,297,045
Dividend and interest income	409,765

Total additions	7,190,945
Deductions:
Distributions paid to participants	1,435,903
Administrative fees	38,430

Total deductions	1,474,333

Net increase	5,716,612

Transfers:
Transfers from SunCoke 401(k) Plan	551,317
Transfers to SunCoke 401(k) Plan	(478,006)

Net transfers	73,311

Net assets available for plan benefits, beginning of year	14,279,478

Net assets available for plan benefits, end of year	$20,069,401

The accompanying notes are an integral

part of the financial statements.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

NOTES TO FINANCIAL STATEMENTS

A. PLAN DESCRIPTION:

The following description of the Savings Plan for Subsidiaries of SunCoke Energy, Inc. (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by SunCoke Energy, Inc. and its participating subsidiaries (collectively the “Company”) covering substantially all employees of Dominion Coal Corporation (“Dominion”) and collectively bargained employees of Haverhill North Coke Company (“Haverhill”) and Gateway Energy and Coke Company, LLC (“Granite City”). Dominion, Haverhill, and Granite City participants are immediately eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Vanguard Fiduciary Trust Company is the Trustee for all Plan investments.

Participant Contributions

Contributions to the Plan are made by both participating employees and the Company. Participants may contribute 1% to 50% of their eligible compensation, as defined by the Plan, on a pre-tax basis, subject to Internal Revenue Code (“IRC”) limitations. Participants who are at least age 50 may make additional “catch-up” contributions subject to IRC limitations. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

Employer Contributions

Dominion

Effective January 1, 2011, eligible Dominion employees receive matching contributions equal to 100% of up to 5% of a participant’s eligible compensation and receive safe harbor contributions in an amount equal to 3% of their eligible compensation. The Company has the discretion to make additional profit sharing contributions to those participants who are credited with 1,000 hours of service during the Plan year. The Company did not make any profit sharing contributions to Dominion participants for the 2013 Plan year.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

NOTES TO FINANCIAL STATEMENTS

Haverhill

The Company has the discretion to make profit sharing contributions to eligible Haverhill employees. Such profit sharing contributions will be equal to 8.5% of a participant’s eligible compensation. Profit sharing contributions will be made quarterly based on the eligible compensation earned by those participants who worked more than 250 hours in a calendar quarter. At the end of the Plan year, if there is a participant with over 1,000 hours of service during the year who worked during any quarter but was not credited with 250 hours in that quarter, the participant will receive an 8.5% profit sharing contribution on the eligible compensation earned in that quarter.

Granite City

Effective January 1, 2012, eligible Granite City employees receive matching contributions equal to 100% of up to 5% of a participant’s eligible compensation for a maximum match of 5% of eligible compensation and receive safe harbor contributions in an amount equal to 3% of their eligible compensation. The Company has the discretion to make additional profit sharing contributions to those participants who are credited with 1,000 hours of service during the Plan year. The Company did not make any profit sharing contributions to Granite City participants for the 2013 Plan year.

Participant Accounts

Participant accounts are credited with the participant’s contributions, the Company’s contributions, and a proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses. The Plan complies with Section 404(c) of ERISA and offers diversified investment funds in which participants may invest their contributions, Company contributions, and earnings. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options daily.

Vesting

Participants are always fully vested in the portion of their account which represents their contributions, employer safe harbor contributions, and the income earned thereon. Participants become fully vested immediately upon normal retirement age, death or total and permanent disability while still an active participant in the plan.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

NOTES TO FINANCIAL STATEMENTS

Dominion and Granite City participants become vested in company matching and profit sharing contributions and earnings thereon as follows:

Completed Years of Service	Percent Vested
Less than three years	0%
Three or more years	100%

Haverhill participants become fully vested in profit sharing contributions after the completion of three years of service.

Forfeitures

When participants terminate employment and are not fully vested in their accounts, the nonvested portion of their accounts represents forfeitures as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s account will be restored. Forfeitures are used to pay administrative expenses or to reduce future employer contributions. During 2013, $66,657 of forfeitures were applied to reduce employer contributions. Total unapplied forfeitures were $9,327 and $8,050 at December 31, 2013 and 2012, respectively.

Distribution of Benefits

Participants are eligible to receive a distribution of the vested portion of their accounts upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Distributions to participants with vested account balances greater than $1,000 but not in excess of $5,000 who terminate employment will be paid to an individual retirement account designated by the plan administrator. Participants who have a vested account balance in excess of $5,000 may leave their funds invested in the Plan or may elect a lump sum distribution or installment payments. In all circumstances participants may elect to roll over their vested account balances to an individual retirement account or qualified plan that accepts rollovers.

A participant may also request an in-service withdrawal upon attainment of age 59 1/2 (except for Haverhill participants) or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship” as defined by the Plan.

Notes Receivable from Participants (Plan Loans)

Dominion, Haverhill, and Granite City participants may take loans from the Plan up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the previous 12 months. Loans must bear a reasonable rate of interest. Loans are collateralized by the participant’s vested interest in the Plan, and are supported by a promissory note. All loans must be repaid within 5 years. Participants may have up to three outstanding loans at any one time.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

NOTES TO FINANCIAL STATEMENTS

Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for plan benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note D for discussion of fair value measurements.

Purchases and sales of investments are reflected on a trade-date basis. Dividend income is reported on the ex-dividend date while interest income is recorded as earned on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

NOTES TO FINANCIAL STATEMENTS

Plan Expenses

Certain participant initiated fees are paid by plan participants. All other expenses incurred in the administration of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

C. INVESTMENTS:

The following represents the Plan’s investments as of December 31, 2013 and 2012 that represented 5% or more of the net assets available for plan benefits at the end of each period:

	December 31, 2013	December 31, 2012
Vanguard Institutional Index Fund	$1,060,487	$
Vanguard Target Retirement 2030 Fund	1,497,081		946,367
Vanguard Target Retirement 2035 Fund	1,384,339		903,868
Vanguard Target Retirement 2040 Fund	1,327,668		931,605
Vanguard Target Retirement 2045 Fund	1,479,733		1,053,365
Vanguard Target Retirement 2050 Fund	1,343,556		912,480
Vanguard Total Bond Market Index Fund			881,007
BNP Paribas Pooled Trust Fund	2,915,256		2,677,267

During the year ended December 31, 2013, the investments held by the Plan (including investments bought, sold and held during the year) appreciated in value as follows:

2013
Mutual funds	$2,284,141
SunCoke Energy, Inc. common stock	12,904

Total net appreciation in fair value	$2,297,045

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

NOTES TO FINANCIAL STATEMENTS

D. FAIR VALUE MEASUREMENTS:

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2—Inputs to the valuation methodology are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3—Inputs to the valuation methodology are unobservable and supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used by the Plan. There have been no changes in the methodologies used at December 31, 2013 and 2012.

Mutual funds – Valued at the net asset value of the shares held by the Plan at year end as determined by quoted market prices.

Common collective trust – Valued at the net asset value of underlying investments of participant units held by the Plan as of the last trading day of the period, as reported by the managers of the trust.

Company stock – Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

NOTES TO FINANCIAL STATEMENTS

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	December 31, 2013
Description	Total	Level 1	Level 2	Level 3
Mutual funds:
U.S. equities	$4,049,296	$4,049,296	$—	$—
International equities	885,565	885,565	—	—
Balanced funds	8,964,991	8,964,991	—	—
Fixed income fund	950,492	950,492	—	—

Total mutual funds	14,850,344	14,850,344	—	—
Common collective trust	2,915,256	—	2,915,256	—
Company stock	49,813	49,813	—	—

Total	$17,815,413	$14,900,157	$2,915,256	$—

The common collective trust held by the Plan is a stable value investment which has an objective to preserve capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve this objective the fund invests in fixed-income securities, bond funds and money market funds. Twelve months notice is required for a complete liquidation, however the trustee, at their discretion, may waive the twelve month waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	December 31, 2012
Description	Total	Level 1	Level 2	Level 3
Mutual funds:
U.S. equities	$2,640,261	$2,640,261	$—	$—
International equities	431,183	431,183	—	—
Balanced funds	6,329,570	6,329,570	—	—
Fixed income fund	881,179	881,179	—	—

Total mutual funds	10,282,193	10,282,193	—	—
Common collective trust	2,677,297	—	2,677,297	—
Company stock	54,013	54,013	—	—

Total	$13,013,503	$10,336,206	$2,677,297	$—

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

NOTES TO FINANCIAL STATEMENTS

E. TAX STATUS:

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated November 2, 2012, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC, and that the related trust is therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.

Accounting standards require recording uncertain income tax positions that exist in the Plan’s financial statements. Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan’s financial statements. The Plan did not recognize any interest and penalty expense for the year ended December 31, 2013. The Form 5500 remains subject to examination by the IRS for the years ended December 31, 2010 through December 31, 2013.

F. PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and transactions with investment funds managed and held by the trustee are considered party-in-interest transactions.

G. PLAN TERMINATION:

Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, all participants will become 100% vested in their accounts.

H. SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through the date these financial statements were issued.

SAVINGS PLAN FOR SUBSIDIARIES OF SUNCOKE ENERGY, INC.

EIN: 90-0640593

Plan Number: 002

SCHEDULE H, LINE 4(i)-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2013

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Artio Global High Income Fund; Class I	Mutual fund	**	$29,057
	Delaware Small Cap Value Fund; Institutional Class	Mutual Fund	**	14,000
	Dodge & Cox International Stock Fund	Mutual Fund	**	411,921
	Dodge & Cox Stock Fund	Mutual Fund	**	958,353
	Invesco International Growth Fund; Class Institutional	Mutual Fund	**	15,548
	Oppenheimer Developing Markets Fund Y Shares	Mutual Fund	**	66,951
	PIMCO Total Return Fund; Institutional Class	Mutual Fund	**	28,940
	Pimco Real Return Fund-Institutional Class	Mutual Fund	**	26,960
	T. Rowe Price Small-Cap Stock Fund, Inc.; Shares	Mutual Fund	**	622,572
	TRP Growth Stock Fund	Mutual Fund	**	246,896
	Templeton Global Bond Fund; Advisor Class	Mutual Fund	**	665
*	Vanguard Institutional Index Fund	Mutual Fund	**	1,060,487
*	Vanguard Mid-Cap Index Fund Signal Shares	Mutual Fund	**	284,471
*	Vanguard REIT Index Fund Signal Shares	Mutual Fund	**	11,443
*	Vanguard Selected Value Fund	Mutual Fund	**	4,005
*	Vanguard Small-Cap Index Fund Signal Shares	Mutual Fund	**	261,566
*	Vanguard Target Retirement 2010 Fund	Mutual Fund	**	60,732
*	Vanguard Target Retirement 2015 Fund	Mutual Fund	**	178,996
*	Vanguard Target Retirement 2020 Fund	Mutual Fund	**	304,874
*	Vanguard Target Retirement 2025 Fund	Mutual Fund	**	757,875
*	Vanguard Target Retirement 2030 Fund	Mutual Fund	**	1,497,081
*	Vanguard Target Retirement 2035 Fund	Mutual Fund	**	1,384,339
*	Vanguard Target Retirement 2040 Fund	Mutual Fund	**	1,327,668
*	Vanguard Target Retirement 2045 Fund	Mutual Fund	**	1,479,733
*	Vanguard Target Retirement 2050 Fund	Mutual Fund	**	1,343,556
*	Vanguard Target Retirement 2055 Fund	Mutual Fund	**	460,144
*	Vanguard Target Retirement 2060 Fund	Mutual Fund	**	6,630
*	Vanguard Target Retirement Income	Mutual Fund	**	163,363
*	Vanguard Total Bond Market Index Fund Signal Shares	Mutual Fund	**	949,827
*	Vanguard Total International Stock Index Fund: Signal Shares	Mutual Fund	**	458,096
*	Vanguard Wellington Funs Admiral Shares	Mutual Fund	**	408,485
	Wells Fargo Advantage Discovery Fund; Investor Class	Mutual Fund	**	25,110

	Total mutual funds			14,850,344
	BNP Paribas Pooled Trust Fund	Common collective trust	**	2,915,256
*	SunCoke Energy, Inc. common stock	Common stock	**	49,813

	Total investments on the statement of net assets available for plan benefits			17,815,413
*	Participant loans	(5.25%)	—	2,068,543

	Total investments on the Form 5500			$19,883,956

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for Subsidiaries of SunCoke Energy, Inc.

(Name of Plan)

BY:	Employee Benefits and Investment Committee of SunCoke Energy, Inc. as Plan Administrator

/s/ Gary P. Yeaw
Gary P. Yeaw

Vice President, Human Resources and
Chair of the Employee Benefits and
Investment Committee

DATED: June 26, 2014

EXHIBIT INDEX

Exhibit

23	Consent of Independent Registered Public Accounting Firm